June 11, 2013

Via EDGAR

Anthony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Securities and Exchange Commission Comments Regarding Certain Financial Reports of the Penn Series Funds, Inc. (Investment Company Act File # 811-03459 and CIK # 0000702340)

Dear Mr. Burak:

On behalf of the Penn Series Funds, Inc. (individually a “Fund”, or “Funds” or the “Company”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments to me, Robert DellaCroce in a telephone conversation on May 17, 2013. Each comment from the Staff and the corresponding response for the Funds are set forth below.

December 31, 2012 Form N-CSR Filing (the “Annual Report”)

Question 1. In footnote #3 to the Annual Report, there are amounts shown as subject to potential recapture in 2015 but there are no corresponding amounts shown as fee waivers in the 2012 Statement of Operations for four funds as follows:

•	Mid Cap Growth

•	Small Cap Value

•	Moderately Conservative Allocation

•	Conservative Allocation

Please explain.

Response to Question 1 Fee waivers and fee recaptures are administered on a monthly basis in accordance with the Funds’ contractual arrangements. The Company’s financial reporting practice relative to fee waivers and fee recaptures was to present them on individual line items in the Statement of Operations if the individual amounts were deemed material. In the event the amounts were not material, they were netted together and were included within the “Other expenses” line item. Prospectively, to enhance financial reporting clarity, the Funds will report fee waivers and fees recaptured (whether deemed material or not) on individual line items in each Fund’s respective Statement of Operations.

For each of the Funds referenced above, the amount shown in footnote #3 of the Penn Series Annual Report as subject to potential recapture through December 31, 2015 was due to fees waived in 2012. For purposes of inclusion in the 2012 Statement of Operations, the fee waiver and recapture amounts incurred were determined to be individually immaterial and, accordingly, were netted together resulting in a net waived amount that was included in the Other expenses line item.

Question 2. In footnote #3 to the 2012 Annual Report, there is an amount shown as subject to potential recapture for the Mid Cap Growth Fund in 2014 but the amount is larger than the amount shown as a fee waiver in the Statement of Operations for that fund in the 2011 Annual Report. Please explain.

Response to Question 2. Fee waivers and fee recaptures are administered on a monthly basis in accordance with the Funds’ contractual arrangements. In the 2011 Annual Report, the Mid Cap Growth Fund reported $1,149 in fees waived on the “Less: Waivers and reimbursement from administrator” line in the Statement of Operations . During 2012, an updated report was provided by the fund accounting agent reflecting a $365 increase in both the waiver and recapture amounts for 2011. These adjustments had no impact to the net expenses of the Mid Cap Growth Fund. Accordingly, the amount shown as subject to potential recapture through December 31, 2014 in footnote # 3 of the 2012 Annual Report was increased to $1,514.

Form N-MFP Filings (the “Form N-MFP”)

Question 3. In the Penn Series Money Market Fund Form N-MFP filings, Part 1 Item 9 is answered “No”. Please explain why this would not be answered as “Yes”.

Response to Question 3: The question shown as Part 1 Item 9 on Form N-MFP is: Is this series primarily used to fund insurance company separate accounts? The Penn Series Funds, Inc. are used to fund the separate accounts of The Penn Mutual Life Insurance Company and The Penn Insurance and Annuity Company. Accordingly, the answer to Part 1 Item 9 should be “Yes”. This has been corrected on the May 2013 Filing of Penn Series Money Market Fund Form N-MFP and will be reflected going forward.

<* * * * *>

We acknowledge that (1) the Funds are responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

If you have any questions regarding the responses set forth above, please contact me at (215) 956-8256.

Sincerely,

/s/ Robert DellaCroce

Treasurer, Penn Series Funds, Inc.